

Mail Stop 4628

June 20, 2017

Via E-mail
J. Kevin Vann
Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, Oklahoma 74172

> **Re:** **WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-35322**

Dear Mr. Vann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Oil and Gas Production, Production Prices and Production Costs, page 12

1. We note your presentation of certain disclosures required by Items 1204 and 1205 of Regulation S-K excludes amounts classified as discontinued operations in your financial statements. Expand your disclosure to provide, for each required item, total values reflecting <u>all</u> operations. Additionally, disclose the reasons for your current presentation of amounts based on continuing operations only.

Form 8-K dated May 3, 2017

Exhibit 99.1

2.   We note that you present the non-GAAP measure adjusted diluted loss per common share. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. The individual reconciling adjustments on a per share basis should clearly indicate whether they are determined based on the adjusted diluted weighted-average shares utilized for non-GAAP purposes or the diluted weighted-average shares utilized for GAAP purposes. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief
                                        Office of Natural Resources